Steven R. Jacobs (210) 978-7727 (Direct Dial) (210) 242-4650 (Direct Fax) sjacobs@jw.com

August 26, 2008

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:  Kari Jin

Division of Corporation Finance

Re:	GlobalSCAPE, Inc.
Item 4.02 Form 8-K
Filed August 18, 2008
File No. 1-33601

Dear Ms. Jin:

We are writing on behalf of our client, GlobalSCAPE, Inc., in response to the Staff’s comment letter dated August 20, 2008.  For purposes of convenience, we have repeated the Staff’s comments and set forth GlobalSCAPE’s responses below the comment to which they relate:

Form 8-K Filed March 12, 2007

1.                                       We note your disclosure that you intend to file an amended Form 10-K for December 31, 2007 and an amended Form 10-Q for March 31, 2008.  Please tell us how and when you will file them.

GlobalSCAPE Response:  GlobalSCAPE intends to file an amended 10-K and 10-Q on or prior to August 29, 2008 which reflect the restatement described in the Form 8-K.  A change to this effect has been added to the third paragraph under Item 4.02 in the amended Current Report on Form 8-K filed today.

2.                                       Clarify for us, how the Company determined that errors in the calculation of deferred taxes caused by the Company’s failure to accurately identify incentive stock options and track the sales of stock by its employees who had exercised options and subsequently sold shares of the Company’s common stock; and the Company’s failure to calculate deferred taxes on identified intangible assets acquired as part of the 2006 purchase of Availl, Inc. did not effect any periods prior to the year ended December 31, 2007.

112 East Pecan Street

Suite 2400 • San Antonio, Texas 78205 • (210) 978-7700 • fax (210) 978-7790

GlobalSCAPE Response:  In response to the Staff’s comment, GlobalSCAPE has today filed an amended Current Report on Form 8-K which states in the first paragraph under Item 4.02 that as part of the review conducted in connection with the restatement that it also conducted a review of its 2005 and 2006 results and determined that any adjustments with respect to stock option exercises and subsequent sales would have been immaterial and that because the valuation of the intangible assets acquired in the Availl acquisition did not occur until 2007 (as permitted by generally accepted accounting principles) only the 2007 financials were affected.

GlobalSCAPE has acknowledged to us, and has authorized us to communicate to the Staff, GlobalSCAPE’s acknowledgement, that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (210) 978-7727 or David L. Mann at (210) 366-2980, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs
Steven R. Jacobs